John Hancock Group of Funds
200 Berkeley Street
Boston, Massachusetts 02116

January 6, 2020

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Jeff Long

Re:	John Hancock Funds III Form N-CSR Annual Reports to Shareholders (“Form N-CSR”) for the Period Ended March 31, 2019 and Form N-1A Registration Statement (“Form N-1A”) effective August 1, 2019; File No. 811-21777

John Hancock Current Interest N-CSR for the Period Ended March 31, 2019 and Form N-1A effective August 1, 2019, File No. 811-02485

John Hancock Exchange-Traded Fund Trust N-CSR for the Period Ended April 30, 2019 and Form N-1A effective September 1, 2019, File No. 811-22733

John Hancock Strategic Series Form N-CSR for the Period Ended May 31, 2019 and Form N-1A effective October 1, 2019; File No. 811-04651

John Hancock Municipal Securities Trust N-CSR for the Period Ended May 31, 2019 and Form N-1A effective October 1, 2019, File No. 811-05968

John Hancock Bond Trust N-CSR for the Period Ended May 31, 2019 and Form N-1A effective October 1, 2019, File No. 811-03006

John Hancock Sovereign Bond Fund N-CSR for the Period Ended May 31, 2019 and Form N-1A effective October 1, 2019, File No. 811-02402

John Hancock California Tax-Free Income Fund N-CSR Filing for the Period Ended May 31, 2019 and Form N-1A effective October 1, 2019, File No. 811-05979

John Hancock Funds II Form N-CSR for the Periods Ended July 31, 2019 and August 31, 2019 and Form N-1A effective December 1, 2019 and January 1, 2019; File No. 811-21779

Dear Mr. Long:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (“SEC”), which were conveyed to us by telephone on December 2, 2019 with respect to the filings on Form N-CSR and Form N-1A for the John Hancock Funds listed on Annex A, attached hereto. The Staff’s comments are set forth below, each followed by the respective fund’s response.

1.	Comment: The following funds had significant investments that reference LIBOR rates: John Hancock Funds II Short Duration Credit Opportunities, John Hancock Funds II Floating Rate Income Fund, John Hancock Funds II High Yield Fund, and John Hancock Bond Trust High Yield Fund.

Securities and Exchange Commission
January 6, 2020

Should the discontinuation of LIBOR be listed as a principal risk in the prospectus for the applicable funds?

Response: We plan to include risk disclosure related to the discontinuation of LIBOR for relevant funds beginning with our January 1, 2020 prospectus updates.

2.	Comment: For John Hancock Funds II Income Allocation Fund, the prospectus effective January 1, 2019 reflects the same expenses for Management fee, Rule 12b-1 fees, Other expenses, and Acquired fund fees and expenses in the fee table for Class I and Class R6 but “Total annual fund operating expenses” differ.

Response: The total gross and total net operating expense ratios are correct; however for Class R6 “Other Expenses” had a typographical error and was overstated. Other expense ratio of 1.65% should have been 1.55%. The annual prospectus update for the fund will be effective January 1, 2020.

3.	Comment: The investment objective for John Hancock Funds II Disciplined Value Alternative Yield Fund involves a covered call option strategy. Please consider also stating that with this strategy the fund may give up the right to benefit from potential price increases.

Response: We will include this risk disclosure in the annual prospectus update.

4.	Comment: John Hancock Funds II Global Absolute Return Strategies Fund has significant investments in derivatives; however the Discussion of fund performance does not discuss the impact of investing in derivatives.

Response: The impact on results for each of the strategies discussed in the Discussion of fund performance is inclusive of any derivatives included within that strategy. For example, the Canadian interest rates strategy discussed as having a positive impact on performance is inclusive of both long portfolio positions and derivatives which make up that specific investment strategy. In the future, we will explicitly state that the discussion includes the effect of the derivatives utilized to meet the specific strategy being implemented, when applicable.

5.	Comment: The Other liabilities and accrued expenses amount on the Statement of Assets and Liabilities for Multifactor Consumer Staples ETF and Multifactor Utilities ETF appears to be significant. Are there any material liabilities or expenses that should broken out?

Response: The balance for each of the funds is comprised of third-party fund accounting and custody expenses, audit expense, printing expense, and other miscellaneous expenses. We do not consider any of these balances to be individually material to the fund or requiring a separate line item on the Statement of Assets and Liabilities.

6.	Comment: The portfolio for John Hancock Funds II Emerging Markets Debt Fund reflects a maturity date of 6-5-15 for Petrobras Global Finance BV. Is this bond defaulted?

Response: The maturity date for this security is June 5, 2115.

7.	Comment: Does John Hancock Funds II Floating Rate Income Fund hold any covenant lite term loans, and if so, is the risk of investing in these types of loans adequately disclosed in the prospectus?

Response: We will include this risk disclosure in the annual prospectus update.

Securities and Exchange Commission
January 6, 2020

8.	Comment: Several funds include an Investments in affiliates table. The beginning amount, acquisitions, disposals, and ending amount should be based on value and not shares.

Response: We are in process of updating the presentation of this table to confirm with the updated guidance. This update will be presented beginning with our November 30, 2019 N-CSR filing.

The Staff has requested that the funds provide the following representations in their response to the Staff’s comments:

The funds listed in Annex A each acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in its Form N-CSR filings;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to filings on Form N-CSR; and

3.	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*          *          *

We hope that these foregoing responses adequately address the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer
John Hancock Group of Funds

Securities and Exchange Commission
January 6, 2020

Annex A

Trust Name	Fund Name	SEC File Number	FYE
John Hancock Current Interest	Money Market Fund	811-02485	3/31
John Hancock Funds III	Disciplined Value Fund	811-21777	3/31
John Hancock Funds III	Disciplined Value Mid Cap Fund	811-21777	3/31
John Hancock Funds III	Global Shareholder Yield Fund	811-21777	3/31
John Hancock Funds III	International Growth Fund	811-21777	3/31
John Hancock Funds III	U.S. Quality Growth Fund	811-21777	3/31
John Hancock Investment Trust	Diversified Real Assets Fund	811-00560	3/31
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Consumer Discretionary ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Consumer Staples ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Developed International ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Emerging Markets ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Energy ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Financials ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Healthcare ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Industrials ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Large Cap ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Materials ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Media and Communications ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Mid Cap ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Small Cap ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Technology ETF	811-22733	4/30
John Hancock Exchange-Traded Fund Trust	John Hancock Multifactor Utilities ETF	811-22733	4/30
John Hancock Bond Trust	ESG Core Bond Fund	811-03006	5/31
John Hancock Bond Trust	Government Income Fund	811-03006	5/31
John Hancock Bond Trust	High Yield Fund	811-03006	5/31
John Hancock Bond Trust	Investment Grade Bond Fund	811-03006	5/31
John Hancock California Tax-Free Income Fund	California Tax-Free Income Fund	811-05979	5/31
John Hancock Municipal Securities Trust	High Yield Municipal Bond Fund	811-05968	5/31
John Hancock Municipal Securities Trust	Tax-Free Bond Fund	811-05968	5/31
John Hancock Sovereign Bond Fund	Bond Fund	811-02402	5/31

Securities and Exchange Commission
January 6, 2020

John Hancock Strategic Series	Income Fund	811-04651	5/31
John Hancock Funds II	Absolute Return Currency Fund	811-21779	7/31
John Hancock Funds II	Diversified Strategies Fund	811-21779	7/31
John Hancock Funds II	Fundamental All Cap Core Fund	811-21779	7/31
John Hancock Funds II	Multi-Asset Absolute Return Fund (formerly, Global Absolute Return Strategies Fund)	811-21779	7/31
John Hancock Funds II	Short Duration Credit Opportunities Fund	811-21779	7/31
John Hancock Funds II	Alternative Asset Allocation Fund	811-21779	8/31
John Hancock Funds II	Asia Pacific Total Return Bond Fund	811-21779	8/31
John Hancock Funds II	Blue Chip Growth Fund	811-21779	8/31
John Hancock Funds II	Capital Appreciation Fund	811-21779	8/31
John Hancock Funds II	Capital Appreciation Value Fund	811-21779	8/31
John Hancock Funds II	Core Bond Fund	811-21779	8/31
John Hancock Funds II	Disciplined Alternative Yield Fund (formerly Redwood Fund)	811-21779	8/31
John Hancock Funds II	Emerging Markets Debt Fund	811-21779	8/31
John Hancock Funds II	Emerging Markets Fund	811-21779	8/31
John Hancock Funds II	Equity Income Fund	811-21779	8/31
John Hancock Funds II	Floating Rate Income Fund	811-21779	8/31
John Hancock Funds II	Fundamental Global Franchise Fund	811-21779	8/31
John Hancock Funds II	Global Bond Fund	811-21779	8/31
John Hancock Funds II	Global Equity Fund	811-21779	8/31
John Hancock Funds II	Health Sciences Fund	811-21779	8/31
John Hancock Funds II	High Yield Fund	811-21779	8/31
John Hancock Funds II	Income Allocation Fund	811-21779	8/31
John Hancock Funds II	International Growth Stock Fund	811-21779	8/31
John Hancock Funds II	International Small Company Fund	811-21779	8/31
John Hancock Funds II	International Small Cap Fund	811-21779	8/31
John Hancock Funds II	International Strategic Equity Allocation Fund	811-21779	8/31
John Hancock Funds II	International Value Fund	811-21779	8/31
John Hancock Funds II	Mid Cap Stock Fund	811-21779	8/31
John Hancock Funds II	Mid Value Fund	811-21779	8/31
John Hancock Funds II	Multi-Index 2010 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2015 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2020 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2020 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2025 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2025 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2030 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2030 Preservation Portfolio	811-21779	8/31

Securities and Exchange Commission
January 6, 2020

John Hancock Funds II	Multi-Index 2035 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2035 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2040 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2040 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2045 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2045 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2050 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2050 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2055 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2055 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2060 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index 2060 Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Income Preservation Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Lifestyle Aggressive Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Lifestyle Balanced Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Lifestyle Conservative Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Lifestyle Growth Portfolio	811-21779	8/31
John Hancock Funds II	Multi-Index Lifestyle Moderate Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2010 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2015 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2020 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2025 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2030 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2035 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2040 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2045 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2050 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2055 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	Multimanager 2060 Lifetime Portfolio	811-21779	8/31
John Hancock Funds II	New Opportunities Fund	811-21779	8/31
John Hancock Funds II	Real Return Bond	811-21779	8/31
John Hancock Funds II	Real Estate Securities Fund	811-21779	8/31
John Hancock Funds II	Science & Technology Fund	811-21779	8/31
John Hancock Funds II	Small Cap Growth Fund	811-21779	8/31
John Hancock Funds II	Small Cap Value Fund	811-21779	8/31
John Hancock Funds II	Small Company Value Fund	811-21779	8/31
John Hancock Funds II	Spectrum Income Fund	811-21779	8/31
John Hancock Funds II	Strategic Equity Allocation Fund	811-21779	8/31
John Hancock Funds II	Strategic Income Opportunities Fund	811-21779	8/31

Securities and Exchange Commission
January 6, 2020

John Hancock Funds II	U.S. High Yield Bond Fund	811-21779	8/31
John Hancock Funds II	U.S. Strategic Equity Allocation Fund	811-21779	8/31